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                                SCHEDULE 13G
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                 SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. ____)*


                          SPECTRUM LABORATORIES, INC.
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title and Class of Securities)
                               847 624 30 1
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                              (CUSIP Number)
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   *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

   CUSIP No.     847 624 301
                 -----------

   1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                              Thomas Girardi
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   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  ______________________________________________________
       (b)  ______________________________________________________

   3)  SEC Use Only

   4)  Citizenship or Place of Organization
                  California
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Number of       | 5) Sole Voting Power
Shares          |       901,907
Beneficially    |-----------------------------------------------------------
Owned by Each   | 6) Shared Voting Power
Reporting       |       None
Person with     |-----------------------------------------------------------
                | 7) Sole Dispositive Power
                |       901,907
                |-----------------------------------------------------------
                | 8) Shared Dispositive Power
                |       None
                |-----------------------------------------------------------

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   9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                     901,907
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   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)
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   11)  Percent of Class Represented by Amount in Row (9)
                    7%
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   12)  Type of Reporting Person (See Instructions)
                    IN
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   Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

   Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

Item 1.
(a)   Name of Issuer:   Spectrum Laboratories, Inc.
                        ---------------------------

(b)   Name of Issuer's Principal Executive Offices:

      23022 La Cadena, Laguna Hills, CA  92653
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Item 2.
(a)   Name of Person Filing:   Thomas Girardi
                               --------------

(b)   Name of Principal Business Office, or if none, Residence:

      23022 La Cadena, Laguna Hills, CA  92653
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(c)   Citizenship:   United States
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(d)   Title and Class of Securities:  Common Stock
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(e)   CUSIP Number:   847 624 30 1
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Item 3.
      N/A

Item 4. Ownership
(a)   Amount beneficially Owned:  901,907
                                  ----------

(b)   Percent of Class: 7%
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(c)   Number of shares as to which such person has:
     (i)   sole power to vote or to direct the vote:  901,907
     (ii)  shared power to vote or to direct the vote:  None
     (iii) sole power to dispose or to direct the disposition of:
           901,907
    (iv)   shared power to dispose or to direct the disposition of:
           None

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Item 5.  Ownership of Five Percent or Less of a Class
         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
         N/A

Item 8.  Identification and Classification of Members of the Group.
         N/A

Item 9.  Notice of Dissolution of Group
         N/A

Item 10 Certification
   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                            May 14, 1997
                                         --------------------------
                                                      Date

                                          /s/ Thomas Girardi
                                          --------------------
                                              Thomas Girardi